Exhibit 99.1

United Maritime Announces Profitable Sale of an LR2 Tanker for $39 million

December 20, 2022 – Glyfada, Greece – United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announced today that it has entered into a definitive agreement with an unaffiliated third party for the sale of one of its LR2 product tankers, the 2008-built MT Minoansea. The vessel is scheduled to be delivered to its new owner by the end of December 2022.

The vessel’s gross sale price is $39 million, and the transaction is subject to customary closing procedures.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are extremely pleased to announce another exceptionally profitable transaction for our shareholders, as the gross sale price of the Minoansea is at a premium of over 100% of the vessel’s acquisition price, while the return on equity is estimated at approximately 480%. The transaction follows the sale of the Company’s two Aframax vessels at a premium of approximately 50% over the vessels’ acquisition prices with a respective return on equity of approximately 240%.

Since United Maritime’s initial listing six months ago, we have generated a combined profit from the sale of the three tankers of approximately $38m, which represents 130% of the Company’s market capitalisation as of December 19, 2022, and we have declared a special dividend of $1 per share.

Following the sale of the vessels and the payment of the special dividend the cash equivalents of the Company are estimated in excess of $8.8 per share.

We remain consistent with our strategy to pursue well-timed investments in the shipping industry and to generate profits   in order to fund our growth and to further enhance our shareholders’ returns.”

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. Upon completion of the sale of the MT Minoansea, the Company's fleet will consist of one tanker vessel and one dry bulk vessel with an aggregate cargo carrying capacity of 280,961 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com